Exhibit 99.4

NEWS RELEASE

Lorus Therapeutics Reports Results for Fiscal Year 2013

TORONTO, CANADA – July 15 2013 – Lorus Therapeutics Inc. (TSX: LOR) (“Lorus” or the “Company”) a biopharmaceutical company specializing in the discovery, research and development of pharmaceutical products and technologies for the management of cancer, today reported financial results for the twelve months ended May 31, 2013. Unless specified otherwise, all amounts are in Canadian dollars.

2013 TO DATE SELECTED HIGHLIGHTS

Corporate Highlights

•	In June 2012 the Company completed a private placement whereby Lorus issued 20,625,000 units consisting of one common share and one common share purchase warrant at a price of $0.32 for gross proceeds of $6.6 million.
•	Subsequent to year end, in June 2013 the Company completed a private placement of promissory notes and warrants raising proceeds of $893 thousand.
•	In June and July 2012 the Company received proceeds of $180 thousand on the exercise of 398 thousand warrants related to the August 2011 financing.

Drug Development Highlights

➢	LOR-253 Program:
•	Subsequent to year end in July 2013 Lorus announced the results of the Phase 1 clinical trial of Lorus’ lead small molecule drug LOR-253. In this first-in-man, dose-escalation clinical study, LOR-253 demonstrated an excellent safety profile as well as encouraging signs of antitumor activity. The design consisted of LOR-253 as a single agent in patients with advanced solid tumors resistant to multiple standard therapies. The clinical study enrolled 27 patients, all of which had failed a median of 4 prior chemotherapies. Patients were enrolled at 7 dose levels ranging from 20 to 229 mg/m2. Of the 27 patients enrolled, 17 were evaluable for efficacy. Of these 17 patients, 7 (41%) achieved stable disease by RECIST and this included patients with colorectal, lung, appendiceal, liver and uterine cancers. Dose related activity was demonstrated at the higher dose levels (176 and 229 mg/m2). At these two highest dose levels, 4 of 5 evaluable patients (80%) achieved sustained stable disease by RECIST ranging from 5.6 months to 8 months, representative of disease control. Of these, a patient with non-small cell lung cancer at the highest dose level additionally showed non-index tumor shrinkage. The safety assessment indicated that LOR-253 was well tolerated at all dose levels.
•	Presented novel biomarker data for LOR-253 at the 2013 Annual Meeting of the American Association for Cancer Research (AACR), held in Washington, DC from April 6 – 10, 2013. The preclinical studies show that LOR-253 has a significant dose response antitumor effect that is associated with a dose dependent increase of the tumor suppressor Krüppel-like Factor 4 (KLF4) in animal models of human non-small cell lung cancer.
•	Announced the allowance of a patent for LOR-253 in China which provides composition of matter protection for LOR-253 and for use in the manufacture of therapies for the treatment of cancer.

➢	IL-17E
•	Announced the co-development of the novel immunotherapy drug, IL-17E with Cancer Research UK, which will undertake extensive preclinical studies, including non-clinical toxicology studies, led by a team of experts to further investigate the mechanism by which IL-17E destroys cancer cells, and upon the satisfactory completion of the preclinical program, to further develop the drug through a Phase 1 trial for use in treating cancer patients.
•	Presented new data to support the development of IL-17E at the 2012 American Association for Cancer Research (AACR) Tumor Immunology: Multidisciplinary Science Driving Basic and Clinical Advances Conference. The preclinical studies show that IL-17E significantly inhibits the growth of colon and melanoma cancers in animal models, with no apparent signs of toxicity.
•	Announced the allowance of patents by the United States Patent and Trademark Office for IL-17E.
•	Announced that the National Research Council of Canada Industrial Research Assistance Program (NRC-IRAP) has awarded funding in the form of a $50,000 non-refundable contribution to Lorus to support development of IL-17E for cancer therapy.

➢	Other Small Molecule Programs:
•	Entered into a research and license option agreement with Elanco, the animal health division of Eli Lilly and Company, to investigate some of Lorus’ compounds for veterinary use. According to the agreement, Elanco will fund the research program and has been granted an exclusive option to license the worldwide rights for selected compounds for veterinary use; the terms of which will be negotiated if Elanco exercises the option. Lorus retains the rights to develop and commercialize these compounds for human use.
•	Accelerated activities on the novel MELK inhibitor program, LOR-500, with lead optimization is underway.

“We were pleased with the progress we have made on our various programs this past year despite facing challenging financial and economic conditions. Our LOR-253 Phase 1 clinical trial reported exciting data which we hope to build on in a subsequent Phase 2 clinical program, and we entered into promising collaborations, with Cancer Research UK and Elanco, both world-leading and highly respected organizations,” said Dr. Aiping Young, President and CEO of Lorus. “We look forward to leveraging this momentum and the progress we have made this fiscal year to secure future partnerships and financings and provide sufficient resources to achieve some important development milestones for all our exciting programs.

FINANCIAL RESULTS

Net loss and comprehensive loss for the year ended May 31, 2013 increased to $5.6 million ($0.13 per share) compared to $4.6 million ($0.23 per share) for the year ended May 31, 2012. The increase in net loss and other comprehensive loss for the year ended May 31, 2013 compared with the prior year is due primarily to increased research and development costs of $1.1 million resulting from increased activity on the LOR-500 and IL-17E programs as well as the need to manufacture additional quantities of LOR-253 in order to complete the ongoing clinical work.

At May 31, 2013 Lorus had cash and cash equivalents of $653 thousand compared to $320 thousand at May 31, 2012. Subsequent to year-end we completed a private placement raising gross proceeds of $893 thousand.

Management has forecasted that the Company’s current level of cash and cash equivalents, including the $893 thousand investment described above, will not be sufficient to execute its current planned expenditures for the next twelve months without further investment. The Company is in discussion with several potential parties to secure additional funding by way of equity investment, license payments or other non-diluting financing. Management believes that it will complete one or more of these arrangements in sufficient time to continue to execute its planned expenditures without interruption. However, there can be no assurance that the funding will be available as necessary to meet these continuing expenditures, or if the funding is available, that it will be on terms acceptable to the Corporation.

For further details and to view the Company's May 31, 2013 Audited Consolidated Financial Statements and Management's Discussion and Analysis, please see the Company's filings which will be available on www.sedar.com and on www.lorusthera.com

Lorus Therapeutics Inc.
Consolidated Statements of Loss and Comprehensive Loss
(amounts in 000's of Canadian dollars, except for per common share data) Years ended May 31, 2013 and 2012
	2013	2012
REVENUE	$ ―	$ ―

EXPENSES
Research and development	3,317	2,170
General and administrative	2,272	2,430
Operating expenses	5,589	4,600
Finance expense	6	20
Finance income	(30)	(6)
Net finance expense (income)	(24)	14
Net loss and total comprehensive loss for the year	5,565	4,614
Basic and diluted loss per common share	$ 0.13	$ 0.23
Weighted average number of common shares
outstanding used in the calculation of:
Basic and diluted loss per share	42,251	20,260

About Lorus

Lorus is a biopharmaceutical company focused on the discovery, research and development of novel therapeutics in cancer. Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination with other drugs, to successfully manage cancer. Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs. Lorus Therapeutics Inc. is listed on the Toronto Stock Exchange under the symbol LOR.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to: our ability to obtain financing or partnerships, the establishment of corporate alliances, our ability to maintain current and future corporate alliances, our ability to fund or reach developmental milestones, the Company’s plans, objectives, expectations and intentions and other statements including words such as “continue”, “expect”, “intend”, “will”, “should”, “would”, “may”, and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements described in this press release. Such expressed or implied forward looking statements could include, among others: our ability to continue to operate as a going concern; our ability to obtain the capital required for research and operations; the inherent risks in early stage drug development including demonstrating efficacy; development time/cost and the regulatory approval process; the progress of our clinical trials; our ability to find and enter into agreements with potential partners; our ability to attract and retain key personnel; changing market conditions; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” in our filings with Canadian securities regulators and the United States Securities and Exchange Commission underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

Lorus Therapeutics Inc.’s recent press releases are available through its website at www.lorusthera.com. For Lorus' regulatory filings on SEDAR, please go to www.Sedar.com.

For further information, please contact:

Elizabeth Williams, 416-798-1200 ext. 372; ewilliams@lorusthera.com